UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-35454

Vipshop Holdings Limited

No. 20 Huahai Street

Liwan District, Guangzhou 510370

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vipshop Holdings Limited

By:	/s/ Donghao Yang
Name:	Donghao Yang
Title:	Chief Financial Officer

Date: November 14, 2012

2

EXHIBIT INDEX

Exhibit 99.1 – Press release

3

Exhibit 99.1

Vipshop Reports Third Quarter 2012 Financial Results

Achieves Non-GAAP Net Income Profitability

3Q12 Net Revenues Up 197.0% YOY

3Q12 Gross Margin Increased to 22.3%

Conference Call to be Held at 8:30 AM U.S. Eastern Time on November 14, 2012

Guangzhou, China, November 13, 2012 – Vipshop Holdings Limited (NYSE: VIPS) (“Vipshop” or the “Company”), China’s leading online discount retailer for brands, today announced its unaudited financial results for the quarter ended September 30, 2012.

Third Quarter 2012 Highlights

•

Net revenues increased by 197.0% over prior year period to US$155.9 million, primarily attributable to a 173.6% increase in the number of active customers[1] to 1.7 million and a 157.6% increase in total orders[2] to 5.4 million.

•	Gross margin increased to 22.3% from 19.0% in the prior year period and 21.8% in the second quarter of 2012.

•

Non-GAAP loss from operations[3] decreased to US$1.2 million from US$10.7 million in the prior year period. Non-GAAP operating loss margin[4] improved to 0.7% from 20.3% in the prior year period and 2.8% in the second quarter of 2012.

•

Net loss attributable to ordinary shareholders decreased to US$1.5 million from US$17.5 million in the prior year period. Net loss margin improved to 0.9% from 33.4% in the prior year period and 4.3% in the second quarter of 2012.

•

Non-GAAP net income attributable to ordinary shareholders[5] was US$640,542 compared to a non-GAAP net loss of US$10.8 million in the prior year period. Non-GAAP net margin[6] was 0.4% compared with a non-GAAP net loss margin of 20.6% in the prior year period and 3.1% from the second quarter of 2012.

Mr. Eric Shen, Chairman and CEO of Vipshop, stated, “We are very excited to announce that we have achieved profitability on a non-GAAP basis for the first time in our Company’s history. Our success was led by exceptional financial and operational results across the board, validating the value proposition we provide to our consumers and brand partners. Moreover, we believe that this achievement is a testament to our execution capabilities of not only rapidly expanding our business scale but also of consistently improving our bottom line. Building upon our expanding scale and continuous improvement in operational efficiencies, we believe that Vipshop is poised to grow as an industry leader in China’s ever-growing e-Commerce market.”

Mr. Donghao Yang, CFO of Vipshop, commented, “Not only did our revenue growth exceed our expectations, but we were also able to further expand gross margin to 22.3% during the summer, which is our seasonally low quarter. Through growing leverage in our business model and improved operational expertise, we continue to reduce fulfillment expenses as a percentage of revenues demonstrating the growing strength of our leadership position. As China’s retail and e-Commerce industries continue to expand alongside its growing middle class, we are well positioned to benefit from this strong growth trend by providing the increasingly affluent Chinese consumers with their desired branded products at attractive prices.”

[1]	Active customers are defined as any registered member who has purchased products from the Company at least once during the quarter.
[2]	Total orders are defined as the total number of orders placed during the quarter.
[3]	Non-GAAP income/(loss) from operations is a non-GAAP financial measure, which is defined as income/(loss) from operations excluding share-based compensation expenses.
[4]	Non-GAAP operating (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP income/(loss) from operations as a percentage of net revenues.
[5]

Non-GAAP net income/(loss) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses.

[6]	Non-GAAP net (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP net income /(loss) attributable to ordinary shareholders as a percentage of net revenues.

Third Quarter 2012 Financial Results

NET REVENUES

Net revenues for the third quarter of 2012 increased by 197.0% to US$155.9 million from US$52.5 million in the prior year period, primarily driven by growth in the number of active customers and total orders.

The number of active customers for the third quarter of 2012 increased by 173.6% to 1.7 million from approximately 633,000 in the prior year period. The number of total orders for the third quarter of 2012 increased by 157.6% to 5.4 million from 2.1 million in the prior year period. This increase was primarily due to the Company’s addition of several regional sub-sites in 2011, as well as continued efforts to optimize brand and product selection, increase the number of sales events and increase the number of SKUs available on its website. In addition, the Company’s regional warehouse expansion into Shanghai, Chengdu and Beijing has enhanced its ability to accommodate increased demand from end customers.

GROSS PROFIT

Gross profit for the third quarter of 2012 increased by 247.8% to US$34.8 million from US$10.0 million in the prior year period. This reflects both the significant increase in net revenues as well as continued margin expansion. Gross margin increased to 22.3% in the third quarter of 2012 from 19.0% in the prior year period and 21.8% in the second quarter of 2012. This increase is attributable to the Company’s increased bargaining power with its suppliers due to increased purchasing scale.

OPERATING EXPENSES

Total operating expenses for the third quarter of 2012 increased by 38.6% to US$38.0 million from US$27.4 million in the prior year period. As a percentage of net revenues, total operating expenses decreased to 24.4% from 52.2% in the prior year period and 25.9% in the second quarter of 2012.

•

Fulfillment expenses increased by 89.8% to US$21.7 million for the third quarter of 2012 from US$11.4 million in the prior year period, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of net revenues, fulfillment expenses decreased to 13.9% from 21.8% in the prior year period and 15.2% in the second quarter of 2012, which reflects the Company’s strategy of shifting towards using regional delivery services and capacity expansion of regional warehouses.

•

Marketing expenses increased to US$7.3 million from US$4.6 million in the prior year period. As a percentage of net revenues, marketing expenses decreased to 4.7% from 8.7% in the prior year period and 4.9% in the second quarter of 2012, demonstrating the Company’s ability to control marketing expenses and leverage word-of-mouth referrals.

•

Technology and content expenses increased to US$3.2 million from approximately US$1.2 million in the prior year period, primarily reflecting the Company’s continued efforts to invest in its website and IT system to better support future growth. As a percentage of net revenues, technology and content expenses remain stable at 2.1% compared with 2.3% in the prior year period and 2.0% in the second quarter of 2012.

•

General and administrative expenses decreased to US$6.3 million from US$10.4 million in the prior year period, primarily due to decreased share-based compensation charges. As a percentage of net revenues, general and administrative expenses was 4.1% compared with 19.7% in the prior year period and 4.1% in the second quarter of 2012, reflecting the Company’s increased operational leverage and continued cost-control efforts.

Loss from operations decreased to US$3.3 million from US$17.4 million in the prior year period reflecting the growing scale of the Company’s operations, improved gross margin and costs control. Operating loss margin improved to 2.1% from 33.2% in the prior year period and 4.0% in the second quarter of 2012.

Non-GAAP loss from operations, which excludes the impact of share-based compensation expense, decreased to US$1.2 million from US$10.7 million in the prior year period. Non-GAAP operating loss margin improved to 0.7% from 20.3% in the prior year period and 2.8% in the second quarter of 2012.

NET LOSS

Net loss attributable to ordinary shareholders decreased to US$1.5 million from US$17.5 million in the prior year period. Net loss margin improved to 0.9% from 33.4% in the prior year period and from 4.3% from the second quarter of 2012. Net loss attributable to ordinary shareholders per diluted ADS7 was US$0.03 compared to US$0.76 in the prior year period.

Non-GAAP net income attributable to ordinary shareholders, which excludes share-based compensation expenses, was US$640,542 compared to a non-GAAP net loss of US$10.8 million in the prior year period. Non-GAAP net margin was 0.4% compared with a non-GAAP net loss margin of 20.6% in the prior year period and a non-GAAP net loss margin of 3.1% from the second quarter of 2012. Non-GAAP net income attributable to ordinary shareholders per diluted ADS was US$0.01 in the third quarter of 2012 compared to a non-GAAP net loss attributable to ordinary shareholders per diluted ADS of US$0.47 in the prior year period.

For the quarter ended September 30, 2012, the Company’s weighted average number of ADSs used in computing diluted loss per ADS was 50,569,900.

As of September 30, 2012, the Company had cash and cash equivalents of US$91.9 million and short-term investments of US$40.1 million.

For the third quarter of 2012, net cash from operating activities was US$17.0 million.

Business Outlook

For the fourth quarter of 2012, the Company expects its net revenues to be between US$235 million and US$240 million, representing a year-over-year growth rate of approximately 123% to 128%. As a result, for the full year of 2012, the Company expects its net revenues to be between US$627 million and US$632 million, representing a year-over-year growth rate of approximately 176% to 178%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Wednesday, November 14, 2012 at 8:30 am Eastern Time or 9:30 pm Beijing Time to discuss its financial results and operating performance for the third quarter of 2012.

[7]	“ADS” is American Depositary Share. Each ADS represents two ordinary shares.

To participate in the call, please dial the following numbers:

United States:	+1-646-254-3515
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#58808563

The replay will be accessible through November 21, 2012 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61 2 8199 0299
Conference ID:	#58808563

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vipshop.com

About Vipshop Holdings Limited

Vipshop Holdings Limited (“Vipshop” or the “Company”) is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit ir.vipshop.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity and comprehensive income (loss), consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net income/(loss) attributable to ordinary shareholders per diluted ADS, non-GAAP income/(loss) from operations, non-GAAP net (loss) margin, and non-GAAP operating (loss) margin, each of which is a non-GAAP financial measure. Non-GAAP net income income/(loss) attributable to ordinary shareholders is net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP operating (loss) margin is non-GAAP income/(loss) from operations as a percentage of net revenues. Non-GAAP net (loss) margin is non-GAAP net income /(loss) attributable to ordinary shareholders as a percentage of net revenues. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures have material limitations as an analytical tools. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Operations

(Amounts in US dollars, except for number of shares and ADS and per share and per ADS data)

	Three Months Ended
	September 30, 2011	September 30, 2012	June 30, 2012
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	52,507,268	155,944,583	135,279,785
Cost of goods sold	(42,511,012)	(121,180,318)	(105,727,006)

Gross profit	9,996,256	34,764,265	29,552,779

Operating expenses
Fulfillment expenses*	(11,432,449)	(21,703,487)	(20,540,533)
Marketing expenses	(4,559,574)	(7,310,957)	(6,593,048)
Technology and content expenses	(1,190,921)	(3,218,857)	(2,656,044)
General and administrative expenses	(10,352,062)	(6,321,337)	(5,575,356)
Other income	116,386	538,739	369,609

Total operating expenses	(27,418,620)	(38,015,899)	(34,995,372)

Loss from operations	(17,422,364)	(3,251,634)	(5,442,593)
Interest expense	(189,745)	(1,197)	(33,977)
Interest income	13,665	1,372,350	375,826
Exchange (loss) gain	57,158	424,454	(678,866)

Loss before income taxes	(17,541,286)	(1,456,027)	(5,779,610)

Income tax expenses

Net loss	(17,541,286)	(1,456,027)	(5,779,610)

Deemed dividend on issuance of Series A Preferred Shares	—
Net loss attributable to ordinary shareholders	(17,541,286)	(1,456,027)	(5,779,610)

Weighted average numbers of shares used in calculating net loss per share:
—Basic	46,268,513	101,139,801	101,138,565
—Diluted	46,268,513	101,139,801	101,138,565

Net loss per share
—Basic	(0.38)	(0.01)	(0.06)
—Diluted	(0.38)	(0.01)	(0.06)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.76)	(0.03)	(0.11)
—Diluted	(0.76)	(0.03)	(0.11)

*	Including shipping and handling expenses, which amounted US$7.3 million, US$13 million and US$12 million in the three month periods ended September 30, 2011, September 30, 2012 and June 30, 2012, respectively.

	Three Months Ended
	September 30, 2011	September 30, 2012	June 30, 2012
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation charges included are follows
Fulfillment expenses	42,197	79,090	75,540
Marketing expenses	9,316	30,203	29,628
Technology and content expenses	78,639	258,947	212,248
General and administrative expenses	6,611,001	1,728,329	1,286,408

Total	6,741,153	2,096,569	1,603,824

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(Amounts in US dollars)

	As of December 31, 2011	As of September 30, 2012
	USD	USD
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	44,954,778	91,875,685
Restricted deposits	14,214,585	—
Short-term investments	—	40,098,385
Accounts receivable	4,150,664	2,831,356
Amounts due from related parties	2,101,853	477,634
Other receivables	9,410,481	6,222,200
Inventories	69,742,200	90,325,964
Advance to suppliers	12,626,286	18,397,721
Prepaid expenses	1,077,194	861,213

Total current assets	158,278,041	251,090,158

NON-CURRENT ASSETS
Property and equipment, net	9,148,162	8,489,609
Deposits for property, plant and equipment	—	724,463
Other assets	9,117	6,380

Total non-current assets	9,157,279	9,220,452

TOTAL ASSETS	167,435,320	260,310,610

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the VIE without recourse to the Company of $2,243,711 and $137,331 as of December 31, 2011 and September 30, 2012, respectively)	88,020,376	105,315,761
Advance from customers (Including advance from customers of the VIE without recourse to the Company of $15,378,465 and $34,183,215 as of December 31, 2011 and September 30, 2012, respectively)	15,381,357	34,254,432
Accrued expenses and other current liabilities ((Including accrued expenses and other current liabilities of the VIE without recourse to the Company of $11,825,417 and $16,061,844 as of December 31, 2011 and September 30, 2012, respectively)	26,666,502	37,086,069
Amounts due to related parties (Including amounts due to related parties of the VIE without recourse to the Company of $2,992,516 and $665,049 as of December 31, 2011 and September 30, 2012, respectively)	3,797,508	1,590,227
Deferred income ((Including deferred income of the VIE without recourse to the Company of $2,569,655 and $7,419,825 as of December 31, 2011 and September 30, 2012, respectively))	2,569,655	8,459,309
Bank borrowings	12,710,720	—

Total current liabilities	149,146,118	186,705,798

Total liabilities	149,146,118	186,705,798

EQUITY:
Ordinary shares (US$0.0001 par value, 471,620,833 shares authorized and 46,234,650 shares issued and outstanding as of December 31,2011; US$0.0001 par value, 101,159,707 shares issued and outstanding as of September 30, 2012)	4,624	10,116
Series A convertible preference shares (US$0.0001 par value: 20,212,500 shares authorized, issued and outstanding as of December 31, 2011; nil authorized, issued and outstanding as of September 30, 2012)	20,113,898	—
Series B convertible preference shares (US$0.0001 par value: 8,166,667 shares authorized, issued and outstanding as of December 31, 2011; nil authorized, issued and outstanding as of September 30, 2012)	41,147,021	—
Additional paid-in capital	124,341,953	256,369,162
Accumulated losses	(166,553,261)	(182,375,137)
Accumulated other comprehensive income (loss)	(765,033)	(399,329)

Total shareholders’ equity	18,289,202	73,604,812

TOTAL LIABILITIES AND EQUITY	167,435,320	260,310,610

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	September 30, 2011	September 30, 2012	June 30, 2012
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Loss from operations	(17,422,364)	(3,251,634)	(5,442,593)
Share-based compensation expenses	6,741,153	2,096,569	1,603,824

Non-GAAP income/loss from operation	(10,681,211)	(1,155,065)	(3,838,769)

Net loss attributable to ordinary shareholders	(17,541,286)	(1,456,027)	(5,779,610)
Share-based compensation expenses	6,741,153	2,096,569	1,603,824

Non-GAAP net income/loss	(10,800,133)	640,542	(4,175,786)

Non-GAAP weighted average numbers of shares used in calculating net income (loss) per share:
—Basic	46,268,513	101,139,801	101,138,565
—Diluted	46,268,513	102,440,611	101,138,565

Non-GAAP net income/loss per share
—Basic	(0.23)	0.01	(0.04)
—Diluted	(0.23)	0.01	(0.04)

Non-GAAP net income/loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.47)	0.01	(0.08)
—Diluted	(0.47)	0.01	(0.08)